SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Ocean Rig UDW Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G66964118
(CUSIP Number)

Elliott Associates, L.P.

c/o Elliott Management Corporation

40 West 57th Street

New York, NY 10019

with a copy to:

Eleazer Klein, Esq.
Marc Weingarten, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66964118	Schedule 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,918,258
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,918,258
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,918,258
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G66964118	Schedule 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,576,329
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,576,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,576,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. G66964118	Schedule 13D/A	Page 4 of 5 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,576,329
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,576,329
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,576,329
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G66964118	Schedule 13D/A	Page 5 of 5 Pages

The following constitutes Amendment No.1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended to add the following:

The Reporting Persons intend to recommend that the Issuer hire advisers to review opportunities to maximize shareholder value, including changes to capital structure, utilization of significant assets and possible strategic transactions. The Reporting Persons may also develop plans and/or make proposals with respect to, or with respect to potential changes in, the operations, management, the organizational documents, Board composition, ownership, capital or corporate structure, dividend policy, strategy and plans of the Issuer, utilization of significant assets, potential strategic transactions involving the Issuer or certain of the Issuer's businesses or assets.  Such plans or proposals may relate to or result in one or more of the actions set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to have discussions with the Issuer's management, manager, board of directors, other shareholders or third parties, including, potential advisers, potential acquirers and financing sources, relating to the Issuer and the plans or proposals set forth above, or may change their intention with respect to any and all matters referred to in this Item 4.   The Reporting Persons may have such discussions alone or together with one or more of the foregoing persons. The Reporting Persons intend to have discussions with shareholders affiliated with Avenue Capital Management II, L.P. (collectively, the "Avenue Parties") and BlueMountain Capital Management, LLC (collectively, the "BlueMountain Parties") regarding such opportunities to enhance shareholder value and may have discussions with the persons listed above together with the Avenue Parties and the BlueMountain Parties. The Reporting Persons may exchange information with the Issuer and any of the foregoing persons pursuant to appropriate confidentiality or similar agreements.

The Reporting Persons may be deemed to have formed a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended with the Avenue Parties and the BlueMountain Parties. Collectively, the group may be deemed to have beneficial ownership of the shares of Common Stock beneficially owned by each of the group members. Each of the Reporting Persons disclaims beneficial ownership of any shares of Common Stock beneficially owned by the Avenue Parties and the BlueMountain Parties. The Avenue Parties and BlueMountain parties separately report their beneficial ownership of the Issuer's Common Stock on Schedules 13D with the Securities and Exchange Commission and reference is hereby made to those filings for the beneficial ownership of each party and any changes thereto.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 16, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President